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NOV 2 9 2011
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189

SEC 11023580 ISSION

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SEC FILE NUMBER
8-66015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd P.O. Box 999
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile 840-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey ? Hadley PC
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Av (Address) Hartford (City) CT (State) 06106-5100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a. 11/29

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

Notary Public My Commission Expires 12/31/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

INCLUDED IN LETTER FROM CPA STATING NO MATERIAL INADEQUACIES EXISTED.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2011

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants

"Advisors to Successful People"

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2011

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2011 and 2010 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 23, 2011

Statements of Financial Condition

September 30, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 2,182,835	$ 1,087,649
Receivables from brokers or dealers	63,887	32,018
Other income receivable	493,555	489,601
Receivables from employees	-	375
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $617,911 and $585,062 at September 30, 2011 and 2010, respectively	300,030	272,734
Other assets	405,328	346,480
Total assets	$ 3,445,635	$ 2,228,857
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 1,003,316	$ 673,320
Deferred revenue	764,285	531,021
Other liabilities	113,329	95,901
Total liabilities	1,880,930	1,300,242
Commitments and contingent liabilities	-	-
Stockholders' equity		
Common Stock - Class A - 2,000 Shares Authorized, 400 Shares Issued and Outstanding No Par Value. Class B - 3,000 Shares Authorized, 600 Shares Issued and Outstanding No Par Value.	502,000	502,000
Retained earnings	1,062,705	426,615
Total stockholders' equity	1,564,705	928,615
Total liabilities and stockholders' equity	$ 3,445,635	$ 2,228,857

The accompanying notes are an integral part of the financial statements.

Statements of Income

For the years ended September 30, 2011 and 2010

	2011	2010
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 336,082	$ 278,072
Commissions from other securities	31,241	84,008
Revenue from sales of investment company shares	563,313	444,901
Fees for account supervision, investment advisory and administrative services	12,512,256	9,808,852
Other income	1,179,807	906,871
Total commission and other income	14,622,699	11,522,704
Expenses		
Salaries and employment costs for stockholder officer	869,495	442,666
Other employee compensation and benefits	8,667,775	7,181,684
Regulatory fees and expenses	105,916	98,356
Other expenses	3,514,644	3,294,000
Total expenses	13,157,830	11,016,706
Income before provision for federal income tax expense	1,464,869	505,998
Provision for federal income tax expense	520,627	197,846
Net Income	$ 944,242	$ 308,152

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2011 and 2010

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2009	$ 502,000	$ 242,001	$ 744,001
Net income	-	308,152	308,152
Dividends paid	-	(123,538)	(123,538)
Balance at September 30, 2010	502,000	426,615	928,615
Net income	-	944,242	944,242
Dividends paid	-	(308,152)	(308,152)
Balance at September 30, 2011	$ 502,000	$1,062,705	$1,564,705

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows

For the years ended September 30, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 944,242	$ 308,152
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	82,133	58,218
Provision for deferred income tax expense	30,200	26,000
Net change in:		
Receivables from brokers or dealers	(31,869)	12,705
Other income receivable	(3,954)	(133,764)
Other assets	(58,473)	(71,681)
Accrued expenses	329,996	175,780
Deferred revenue	233,264	155,281
Other liabilities	(12,772)	35,593
Net cash provided by operating activities	1,512,767	566,284
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(109,429)	(121,854)
Net cash used by investing activities	(109,429)	(121,854)
Cash flows from financing activities		
Dividends paid	(308,152)	(123,538)
Net cash used by financing activities	(308,152)	(123,538)
Increase in cash and cash equivalents	1,095,186	320,892
Cash and cash equivalents at beginning of period	1,087,649	766,757
Cash and cash equivalents at end of period	$ 2,182,835	$ 1,087,649

Supplemental disclosures

	2011	2010
Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	$ 515,555	$ 260,980

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 23, 2011, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified that would have required a change to the financial statements or disclosure in the notes to the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2011 and 2010 is approximately $116,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2011 and 2010 of $82,133 and $58,218 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (federal and state) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $28,648 and $34,183 for the year ended September 30, 2011 and 2010, respectively.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2011, the Company's regulatory net capital of $660,474 exceeded required net capital by $540,124. Aggregate indebtedness was $1,805,230, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.73 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

Notes to Financial Statements

6. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

		Amount
Year ending September 30,	2012	$ 41,457
	2013	26,265
	2014	12,418
Total minimum lease payments		$ 80,140

7. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. On June 1, 2008, the Company exercised its first five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has two remaining renewal options for terms of five years each.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company will pay an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The initial term of the lease is five years, with a renewal option for one additional five year period.

The following is a schedule of the future minimum rental payments called for under the leases:

	Amount
Year ending September 30, 2012	$ 326,321
2013	232,218
2014	44,013
2015	11,003
Total minimum rental payments	$ 613,555

Rent expense for the year ended September 30, 2011 and 2010 was $362,832 and $338,466, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2011 and 2010 consists of the following components:

	2011		
	Current	Deferred	Total
Federal income tax expense	$ 496,327	$ 24,300	$ 520,627
State income tax expense	104,455	5,900	110,355
Provision for income tax expense	$ 600,782	$ 30,200	$ 630,982

	2010		
	Current	Deferred	Total
Federal income tax expense	$ 176,746	$ 21,100	$ 197,846
State income tax expense	30,809	4,900	35,709
Provision for income tax expense	$ 207,555	$ 26,000	$ 233,555

Notes to Financial Statements

8. Income Taxes – *(Continued)*

The Company's net deferred tax liabilities at September 30, 2011 and 2010 consist of the following:

	2011	2010
Deferred tax assets		
Charitable contribution carryforward	$ -	$ 21,700
Deferred tax liabilities		
Depreciation expense	(75,700)	(67,200)
Net deferred tax liabilities	$ (75,700)	$ (45,500)

Management regularly analyzes their tax positions and at September 30, 2011, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of September 30, 2011, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2007 through 2010.

9. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2011 and 2010 was $199,033 and $187,716, respectively.

10. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. However, certain noninterest-bearing transaction accounts are fully guaranteed, without limit, under the Federal Deposit Insurance Act through December 31, 2012. At September 30, 2011, uninsured cash balances were approximately $805,000. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2011, the money funds balances were approximately $116,000, and were fully insured up to $250,000.

11. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2011 and 2010.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2011

Computation of Net Capital:		
Total stockholders' equity		$ 1,564,705
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 300,030	
Commissions receivable - 12B-1 fees	198,705	
Other assets	405,496	
Total non-allowable assets		904,231
Net capital before haircuts on securities positions		660,474
Haircuts on securities - other securities		-
Net capital		$ 660,474
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 1,805,230
Total aggregate indebtedness		$ 1,805,230
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 120,349
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 120,349
Excess net capital		$ 540,124
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ 479,951
Ratio of aggregated indebtedness to net capital		2.73
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2011:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 660,474
Audit adjustments:		
None	$ -	
		-
Net capital		$ 660,474

WHITTLESEY & HADLEY, P.C.
147 Charter Oak Avenue
Hartford, CT 06106
860.522.3111